SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of February, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

 (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A.
Publicly Held Company
CNPJ/MF. n. 60.643.228/0001-21
NIRE 35.300.022.807

SUMMARY MINUTES OF THE SHAREHOLDERS EXTRAORDINARY MEETING HELD ON FEBRUARY 6, 2009

(a free translation from the document in Portuguese filed with the Comissão de Valores Mobiliários (CVM), the Brazilian Securities and Exchange Commission)

I.
Date, Time and Location: February 6, 2009, at 10:00 a.m., at the corporate headquarters of the Company, located in the City of São Paulo, State of São Paulo, Brazil, at Alameda Santos, 1.357, 8th floor.

II.
Attendance: (i) Shareholders representing all voting capital stock and shareholders holding preferred shares not entitled to vote, as signatures included on the Shareholders Attendance Ledger; (ii) Paulo Prignolato – Officer; (iii) Samuel de Paula Matos and João Carlos Hopp – members of the Audit Board of the Company; (iv) Cristina Sgambato Martins de Lucena, José Leonardo Pereira de Souza Costa and Sérgio Antônio Dias da Silva – representatives of PricewaterhouseCoopers Auditores Independentes; (v) Rogério Villa – representative of Grant Thorton; and (vi) Ricardo Duarte Carneiro Monteiro and Amilcar de Castro – representatives of Apsis Consultoria Empresarial.

III.	Call Notice: Call Notice published on January 22, 23 and 24, 2009, in the Official Gazette of the State of São Paulo, and on January 22, 23 and 26, 2009, in the newspaper Valor Econômico.

IV.           Directing Table:                                           Luiz Leonardo Cantidiano – Chairman
Rodrigo Piva Menegat – Secretary

V.
Agenda: (1) capital increase in an amount up to R$4,254,000,000, with an issuance of up to 223,894,737 new shares, including 62,105,263 common shares and up to 161,789,474 preferred shares to be subscribed and paid in (a) by means of capitalization of an Advance for Future Capital Increase (Adiantamento para Futuro Aumento de Capital, “AFAC”) in the amount of R$1,000,000,000, with the issuance of 52,631,579 common voting shares, at the price of R$19.00 per share; (b) in cash, in the amount of up to R$180,000,000, with the issuance of up to 9,473,684 common voting shares and R$1,820,000,000, with the issuance of up to 95,789,474 preferred shares, at the price of R$19.00 per share; (c) by compensating credits held against the Company, in the amount of up to R$200,000,000, with the issuance of up to 10,526,316 preferred shares at the issuance price of R$19.00 per share; and (d) transfer to the Company of up to 72,388,214  common voting shares issued by Aracruz Celulose S.A. (“Aracruz”), in the amount of up to R$1,053,972,395.84, with the issuance of up to 55,472,232 preferred shares at the price of R$19.00 per share; (2) ratify appointment of an expert company to determine the value at which the common voting shares issued by Aracruz will be transferred to the Company, deliberating upon its appraisal report; (3) set forth the term for exercise, by current shareholders of the Company, of preemptive rights for subscription of the new shares to be issued under the capital increase and determine procedures to be observed regarding unsubscribed shares, if any; (4) amend paragraph 3, section 5 of the Company’s By-laws, to allow for conversion of preferred shares issued by the Company into common voting shares, in accordance with a conversion ratio to be timely proposed to shareholders in another general meeting, to be convened at a later date, and conditioned upon the approval by holders of both common voting and preferred shares (the latter to decide in a special preferred shareholders meeting), and (5) ratify, if applicable, the acquisition of control of Aracruz.

VI.
Reading of Documents, Casting of Votes and Drafting of Minutes: (1) Once the documents relating to the matters to be deliberated in the Shareholders Extraordinary Meeting have been read, and shareholders are completely informed of their substance, (2) the casting of votes, protests and dissents manifested will be received, tallied and authenticated by the presiding Secretary and will be filed at the Company’s headquarters, in accordance with paragraph 1 of section 130 of Law n. 6,404/76; (3) these Minutes were authorized to be drafted in summary form and their publication without shareholder signature was authorized in accordance with paragraphs1 and 2 of article 130 of Law n. 6,404/76.

VII.	Resolutions: After examination and discussion of the matters on the Agenda and the respective documents, the shareholders present unanimously and without restriction the following:

(1) Approve, in accordance with the terms and conditions below, the capital increase, by private subscription, in an amount up to R$4,254,000,003 with the issuance of up to 223,894,737 new shares, including 62,105,263 common shares and up to 161,789,474 new preferred shares.

Issuance Price and Justification.  The price of issuance of each common and preferred share will be R$19.00, set in accordance with section 170, paragraph 1, part III, of Law n.  6,404/76.

In light of the objectives of paragraphs 1 and 7 of section 170 of Law n.  6,404/76, it is important to note that the price of issuance, corresponding to the average market price of shares issued by the Company from December 2, 2008 (inclusive) through January 16, 2009 (inclusive), plus a premium of 11.78%, currently best reflects, in the opinion of management of the Company, the value of the new shares to be issued in the capital increase.

Subscription and Paying In of Shares.  The common and preferred shares will be subscribed and paid in as follows:

(a) through the capitalization of the AFAC, in an amount up to R$1,000,000,000, with the issuance of up to 52,631,579 common shares;

(b) in cash, in an amount up to R$1,820,000,000, with the issuance of up to 95,789,474 preferred shares, and up to R$580,000,000, with the issuance of up to 30,526,316 common shares;

(c) through credits against the Company resulting from the purchase by the Company of common shares issued by Aracruz, in an amount up to R$200,000,000, with the issuance of up to 10,526,316 preferred shares; and

(d) transfer to the Company of up to 72,388,214 common shares issued by Aracruz, in an amount up to R$1,053,972,395.84, with the issuance of up to 55,472,232 preferred shares.

Rights and Benefits of New Shares.  The new common and preferred shares will have the same rights as the existing shares and will enjoy the same conditions, and benefits (including dividends and any distributions on capital) which are approved by the Company in 2009.

Objective and Conditions for the Capital Increase.  This Shareholders Extraordinary Meeting is part of a process leading toward the acquisition of control of Aracruz through (a) purchase of common shares issued by Aracruz from members of the Lorentzen, Moreira Salles and Almeida Braga families (the “Families”), who together hold 127,506,457 common shares issued by Aracruz, representing approximately 28.03% of the voting capital of Aracruz, which purchase has been agreed to as disclosed in the Material Event Notice of the Company published on January 20, 20009 (the “Material Event Notice”), and (b) purchase of common shares of Aracruz from Arainvest Participações S.A. (“Arainvest”), which holds another 127,506,457 common shares issued by Aracruz, representing  approximately 28.03% of Aracruz's voting capital, which purchase is pending election by Arainvest of its right accorded to it in the Aracruz Shareholders’ Agreement dated February 5, 2003 to acquire the 127,506,457 common shares issued by Aracruz sold by the Families, which election may occur up to April 20, 2009.

If Arainvest exercises its preference right, the shares issued by Aracruz which were purchased by the Company from the Families will be surrendered to Arainvest, in which case the capital increase as approved will cease to be ratified by Votorantim Industrial S.A. (“VID”), the Company’s controlling shareholder, canceling the subscriptions heretofore effectuated.  In this scenario, all the remaining matters in the Agenda, as they are parts of the process seeking to attain, at a minimum, the common shares issued by Aracruz held by the Families, will cease to be approved by VID.

If Arainvest does not exercise its preference right, but instead exercises its joint-sale right (a contractual tag-along, also afforded to it in the Aracruz Shareholders’ Agreement referred to above), the value of the capital increase of the Company will be maintained in an amount of up to R$4,254,000,003.00, as approved above.  In this scenario, because control of Aracruz will be acquired, shareholders of the Company should ratify the acquisition.

On the other hand, if Arainvest neither exercises its preference right nor its joint-sale right, the value of the capital increase of the Company will be R$2,600,000,000, with the capitalization of the AFAC in an amount of just R$600,000,000 and the issuance by the Company of up to 43,609,754 common shares and up to 93,232,351 preferred shares, canceling proportionally the subscriptions heretofore effectuated and returning the amount of the AFAC exceeding the capitalization.

Shareholders of the Company will be kept informed regarding the election by Arainvest, as soon as it is manifested, as well as regarding continuing silence by Arainvest with respect to the rights afforded to it in the Aracruz Shareholders’ Agreement.

Ratification. Once the capital increase is consummated on the terms and conditions described herein, the Board of Directors will call a VCP Shareholders Extraordinary Meeting to ratify the capital increase, amend section 5 of the Company’s by-laws and order the depositary of the Company shares to update the shareholders ledger.

Audit Board Opinion. The Company’s Audit Board, in a meeting held on February 4, 2009, opined in favor of the approval of the capital increase according to the terms and conditions described above;

(2) Ratify the appointment by management of the Company of Apsis Consultoria Empresarial Ltda., expert company, with headquarters at Rua São José, n. 90 / 1802, in the city of Rio de Janeiro, state of Rio de Janeiro, enrolled in the National Legal Entity Registry (CNPJ/MF) under n. 27.281.922/0001-70, to determine the value at which common shares issued by Aracruz will be transferred to the Company as payment for preferred shares to be issued in this capital increase.

In light of this resolution and for the purposes of sections 8 and 170, paragraph 3, of Law n. 6,404/76, shareholders approved the appraisal report prepared by Apsis Consultoria Empresarial Ltda., that valued each common share issued by Aracruz at R$14.80.  A copy of the appraisal report has been filed at the Company’s headquarters.  The value at which common shares issued by Aracruz will be paid in to the capital of VCP (R$14.56) is based on the value paid to the Families, as disclosed in the Material Event Notice.  This amount is equivalent to the present value of the amount offered to the Families multiplied by 80%, the amount of the tag-along right provided in section 254-A of Law n.  6,404/76.  APSIS has reviewed and confirmed the calculations used to offer that amount;

(3) Set the period of 30 days, as of the date of publication of the Notice to Shareholders, for the exercise of preemptive rights to subscribe shares issued in connection with the capital increase approved in item (1) above, in proportion to the number of shares issued by the Company held, in accordance with Law n.  6,404/76, by shareholders of record on the date of the Notice to Shareholders.  The term may be extended by up to 60 days to wait for election by Arainvest with respect to its rights of first refusal and joint sale afforded to it in the Aracruz Shareholders' Agreement, under the terms and conditions described in the Material Event Notice.

Reserve for Unsubscribed Shares.  In accordance with part “b” of paragraph 7 of section 171 of Law n. 6,404/76, if there are unsubscribed shares, these should be subscribed and paid in within 6 business days, by investors who have elected to reserve in the Subscription Bulletin.  This period will be counted from the day after publication of the Notice to Shareholders.  If reserves are not requested by shareholders, or if after requests for reserves there are still unsubscribed shares available, then remaining shares will be offered to (a) common shareholders of Aracruz who would like to subscribe preferred shares issued by the company, paying by transfer to the company of their Aracruz common shares, and to (b) members of the Families and to Arainvest, who will pay for subscriptions by capitalizing part of the credit derived from the acquisition by VCP of common shares issued by Aracruz.  If necessary, for those who pay in shares issued by Aracruz or with credits stemming from the sale of common shares issued by Aracruz, a pro rata allocation will be adopted.

As disclosed in the Material Event Notice, Bndes Participações S.A. - BNDESPar guarantees the subscription and payment in of up to 95,789,474 preferred shares and/or unsubscribed preferred shares issued by the Company in the total amount of up to R$1,820,000,000, obliging VID to assign in favor of Bndespar the preference right to subscribe these preferred shares remaining after the subscription referred to in part “a” of resolution (1) above.

In addition, the Families and Arainvest guarantee the subscription and payment in of excess preferred shares issued by the Company in the amount of R$100,000,000 each;

(4) Approve the amendment of paragraph 3 of section 5 of the Company’s by-Laws, to allow for conversion of preferred shares issued by the Company into common voting shares, which will read as follows:

“Section 5 (...)

Paragraph 3 - The preferred shares issued by the Company, by decision of the common shareholders to be adopted in a shareholders extraordinary meeting of the Company, and approved by holders of preferred shares, may be converted into common shares.  The Board of Directors of the Company will decide, in its discretion, when to convene the Shareholders Extraordinary Meeting, proposing terms and procedures.”

Conversion Ratio. Let it be known that, as disclosed in the Material Event Notice, the proposed conversion ratio will be one preferred share for 0.91 common shares, which proposal will be timely submitted to shareholders of the Company, as well as to preferred shareholders of the Company, in accordance with applicable law;

(5) Since to the date of this meeting Arainvest has not elected whether or not to exercise its rights (a) of first refusal to buy the shares sold by the Families or (b) of joint-sale (the contractual tag-along), as afforded to them in the Aracruz Shareholders' Agreement dated February 5, 2003, this matter remains to be deliberated, it being clear that, should Arainvest's stake in Aracruz be acquired after today, the ratification of the control of Aracruz will be deliberated in the Shareholders Extraordinary Meeting to be convened to ratify the capital increase previously approved.

Let it be known that the preferred shareholder Sérgio Feijão Filho was favorable to the resolutions herein approved.

VIII.	Documents: Documents pertaining to the Agenda are filed at the headquarters of the Company and are available for inspection by shareholders.

IX.	Closing: As no other business was discussed, the meeting was adjourned for the time required to draw up these minutes that, after read and checked, was executed by all present.

IX.
Signed: Luiz Leonardo Cantidiano - Chairman; Rodrigo Piva Menegat - Secretary.  Votorantim Investimentos Industriais S.A. and Sérgio Feijão Filho.  Paulo Prignolato – Officer.  Samuel de Paula Matos and João Carlos Hopp, Audit Board members. PricewaterhouseCoopers Auditores Independentes – Cristina Sgambati Martins de Lucena, José Leonardo Pereira de Souza Costa and Sérgio Antônio Dias da Silva.  Terco Grant Thorton - Rogério Villa.  Apsis Consultoria Empresarial - Ricardo Duarte Carneiro Monteiro and Amilcar de Castro.

I certify that this is a true copy of the Minutes of the Shareholders Extraordinary Meeting of VOTORANTIM CELULOSE E PAPEL S.A. held on February 6, 2009 and transcribed in its registry.

LUIZ LEONARDO CANTIDIANO	RODRIGO PIVA MENEGAT
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: February 6, 2009	By:	/s/ Paulo Prignolato
Name: Paulo Prignolato
Title: Chief Financial Officer